MONEYVOICE, PBC

FINANCIAL STATEMENTS (UNAUDITED)

YEAR ENDED DECEMBER 31, 2017 AND
FOR THE PERIOD FROM JULY 22, 2016 (DATE OF INCEPTION) TO DECEMBER 31, 2016



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

MONEYVOICE, PBC

YEAR ENDED DECEMBER 31, 2017 AND
FOR THE PERIOD FROM JULY 22, 2016 (DATE OF INCEPTION) TO DECEMBER 31, 2016

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT   PAGE NO.   2 - 3

BALANCE SHEETS
  December 31, 2017 and 2016   4

STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS' DEFICIT
  Year ended December 31, 2017 and
  for the period from July 22, 2016 (date of inception) to December 31, 2016   5

STATEMENTS OF CASH FLOWS
  Year ended December 31, 2017 and
  for the period from July 22, 2016 (date of inception) to December 31, 2016   6

NOTES TO THE FINANCIAL STATEMENTS   7 - 12



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE SHAREHOLDERS
MONEYVOICE, PBC

We have reviewed the accompanying financial statements of MoneyVoice, PBC, which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of operations and changes in shareholders' deficit, and cash flows for the year ended December 31, 2017 and the period from July 22, 2016 (date of inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

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Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred losses, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 4, 2019

MONEYVOICE, PBC

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
CASH	$ 5,016	$ 743
INTANGIBLE ASSETS	54,750	-
	$ 59,766	$ 743

LIABILITIES

CURRENT LIABILITIES		
Accounts payable	$ 6,880	$ 1,130
Accrued interest	3,117	166
Accrued expense	2,650	-
Convertible notes	142,000	-
Related party loans	6,446	3,107
	161,093	4,403
LONG-TERM CONVERTIBLE NOTES	-	25,000
	161,093	29,403

SHAREHOLDERS' DEFICIT

COMMON STOCK par value $.00001; 10,000,000 shares authorized; 9,297,380 and 9,000,000 shares issued and outstanding, respectively	93	90
ADDITIONAL PAID IN CAPITAL	26	-
ACCUMULATED DEFICIT	(101,446)	(28,750)
	(101,327)	(28,660)
	$ 59,766	$ 743

See the accompanying Independent Accountants' Review Report and notes.

MONEYVOICE, PBC

STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS' DEFICIT

YEAR ENDED DECEMBER 31, 2017 AND
FOR THE PERIOD FROM JULY 22, 2016 (DATE OF INCEPTION) TO DECEMBER 31, 2016

	2017	2016
OPERATING EXPENSES		
Business licenses and permits	$ 25	$ 1,846
Computer expense	1,435	488
Consulting and professional fees	55,215	7,884
Continuing education	195	195
Marketing expense	8,400	249
Office and misc. expense	1,448	542
Organization and start-up costs	-	7,554
Research and development	-	9,000
Travel	1,827	426
	68,545	28,184
OTHER EXPENSE		
Business taxes	1,200	400
Interest expense	2,951	166
	4,151	566
NET LOSS	72,696	28,750
ISSUANCE OF COMMON STOCK	(31)	(90)
REPURCHASE OF RESTRICTED STOCK	2	-
SHAREHOLDERS' DEFICIT - BEGINNING	28,660	-
SHAREHOLDERS' DEFICIT - ENDING	$ 101,327	$ 28,660

See the accompanying Independent Accountants' Review Report and notes.

MONEYVOICE, PBC

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017 AND
FOR THE PERIOD FROM JULY 22, 2016 (DATE OF INCEPTION) TO DECEMBER 31, 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (72,696)	$ (28,750)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Cash provided by changes in the following items:		
Increase in accounts payable	5,750	1,130
Increase in accrued interest	2,951	166
Increase in accrued expense	2,650	-
Net cash used in operating activities	(61,345)	(27,454)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of intangible assets	(54,750)	-
Net cash used in investing activities	(54,750)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of convertible notes payable	117,000	25,000
Issuance of common stock	31	90
Repurchase of restricted stock	(2)	-
Increase in related party loans	3,339	3,107
Net cash provided by financing activities	120,368	28,197
NET INCREASE IN CASH	4,273	743
CASH - BEGINNING	743	-
CASH - ENDING	$ 5,016	$ 743

See the accompanying Independent Accountants' Review Report and notes.

-6-

MONEYVOICE, PBC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MoneyVoice, PBC (the Company), was incorporated on July 22, 2016, under the laws of the State of Delaware. The Company has developed a software application and technology infrastructure to provide individual users the ability to vote for changes at businesses where they spend their money. Every purchase earns one vote at the business. The businesses receive the feedback regarding their products and services allowing them to improve their customer experience and satisfaction.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced revenue generating operations. The Company's activities since inception have consisted of building a foundation of technology infrastructure, beta-testing the product offering, marketing and efforts to raise funding. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files income tax and/or information returns in the U.S. Federal jurisdiction and various local jurisdictions.

See the accompanying Independent Accountants' Review Report.

MONEYVOICE, PBC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated events through February 4, 2019, the date these financial statements were available to be issued. Other than the matters noted in Notes 4, 5, 6 and 7 there were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the satisfaction of liabilities in the normal course of business.

The Company has incurred an accumulated deficit from inception of approximately $101,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The liabilities as of December 31, 2017 include convertible notes and accrued interest totaling $145,117 which will convert to equity upon a qualified financing. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to generate profitable revenue from its operations and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

3. INTANGIBLE ASSETS

Intangible assets as of December 31, 2017 consist of $54,750 of software application development costs. The assets have not been amortized as of December 31, 2017 as they had not been placed into service. Once placed into service the costs will be amortized using the straight-line method over three years.

4. CONVERTIBLE NOTES PAYABLE

The Company has convertible notes payable totaling $142,000 and $25,000 as of December 31, 2017 and 2016, respectively. Subsequent to December 31, 2017, additional notes of $335,500 were issued for a total balance as of the issuance of the financial statements of $477,500. The notes accrue interest at 4% per annum. Notes totaling $310,000 have a valuation cap of $3,500,000 and matured in December 2018 and notes of $167,500 have a valuation cap of $5,000,000 and mature 18 months from the anniversary of the purchase agreement. As of the date of issuance of these financial statements, no elections or communications have been made to convert any of the notes.

See the accompanying Independent Accountants' Review Report.

4. CONVERTIBLE NOTES PAYABLE (continued)

If an equity financing occurs in which the Company sells shares of a series of preferred stock with aggregate gross proceeds of $1,000,000 or more, excluding any notes converted into preferred stock, then the outstanding principal and accrued interest under the notes shall automatically convert into a number of shares of the preferred stock issued equal to the greater of a) the principal balance divided by 20% of the per share price of the preferred stock or b) if the Company's pre-money valuation exceeds the valuation cap then the number of shares will equal the valuation cap divided by the number of shares of common stock outstanding immediately prior to the equity financing. The consideration of common stock outstanding immediately prior to the equity financing will include 1) the conversion of all securities convertible into common stock, 2) the exercise of all outstanding options and warrants to purchase common stock, and 3) the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in connection with the equity financing, and it will exclude the conversion of the notes and the conversion of any other convertibles notes, SAFEs or similar instruments.

If an equity financing occurs in which the Company sells shares of a series of preferred stock with aggregate gross proceeds of less than $1,000,000, then all or a portion of the principal balance shall be convertible at the option of the investor into the number of fully paid and non-assessable shares of preferred stock determined by dividing the principal balance by the per share purchase price of the preferred stock.

If the notes have not converted prior to the maturity date, then at the election of a majority interest of investors, the notes will convert into series AA preferred stock as described in the agreement. The price per share of the series AA preferred stock shall be determined by dividing the valuation cap by the number of shares of outstanding common stock of the company. The consideration of common stock outstanding will include a) the conversion of all securities convertible into common stock, b) the exercise of all outstanding options and warrants, and it will exclude the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable. As of the date of issuance of these financial statements, this election has not been made.

If a change of control or an initial public offering occurs prior to an equity financing of $1,000,000 or more, then at the election of a majority interest of investors, the notes will convert the principal balance into fully paid and non-assessable shares of the Company's common stock at a price per share equal to the lesser of a) the fair market value of the Company's common stock at the time of such conversion or b) the valuation cap divided by the number of shares of common stock of the Company issued and outstanding immediately prior to the change of control or initial public offering. This will include 1) the conversion of all securities convertible into common stock, 2) the exercise of all outstanding options and warrants, and 3) the shares reserved or authorized for issuance under the Company's equity incentive plan. However, in the event of a change of control, in lieu of converting the notes to common stock, the investor may elect to accelerate the maturity date of the note and have the Company pay the full amount of the note in cash equal to the principal outstanding and any accrued interest.

See the accompanying Independent Accountants' Review Report.

4. CONVERTIBLE NOTES PAYABLE (continued)

In the event a majority interest of investors elect to convert their notes as described in the scenarios above, all notes issued shall also be converted.

5. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, the Company made payments of $25,153 and $0, respectively, to minority shareholders for public relations and consulting services provided. Subsequent to December 31, 2017, the Company paid $19,774 to minority shareholders for services.

Subsequent to December 31, 2017, the Company incurred additional liabilities to certain individuals associated with a key shareholder of the Company of approximately $30,000. The liabilities incurred do not have any established repayment terms.

Amounts owned to members of management, who are also shareholders, as of December 31, 2017 and 2016 were $6,446 and $3,107, respectively, for amounts borrowed for operational expenses.

6. VARIABLE INTEREST ENTITY

A French entity with common ownership to the Company performed software engineering services on behalf of the Company. The French entity did not receive revenue from any other customers except for the Company. This entity's activity has not been consolidated in the Company's financial statements as the Company has elected to early adopt ASU 2018-17 Consolidation (Topic 810): Targeted Improvement to Related Party Guidance for Variable Interest Entities. During the years ended December 31, 2017 and 2016, the Company paid approximately $1,400 and $0, respectively, to the French entity in exchange for the services performed. Subsequent to December 31, 2017, the Company paid approximately $240,000 to the French entity. As of the date of issuance of these financial statements, the Company has an outstanding liability to the French entity of approximately $157,000. This is considered to be the maximum exposure of the Company to the French entity as of the date of issuance of these financial statements.

See the accompanying Independent Accountants' Review Report.

7. EQUITY

Incentive Stock Plan

The Company has an incentive stock plan with 1,000,000 shares of common stock reserved for future issuance. As of the date of issuance of these financial statements, no stock options have been issued under the incentive stock plan. No restricted stock was issued during the period ended December 31, 2016.

Under the incentive stock plan, the Company may grant restricted stock with an exercise price of $.0001. If the Company's relationship with the purchaser has been terminated, unvested restricted stock may be repurchased by the Company at the lesser of the original exercise price or the current fair market value of the shares. For the year ended December 31, 2017 restricted stock of 318,000 shares were issued, 318,000 shares were exercised at a price of $.0001 per share and 20,620 shares were repurchased by the Company. The vesting terms of the restricted stock varies. Restricted stock of 140,675 shares were vested as of December 31, 2017. An additional 4,167 shares vested subsequent to December 31, 2017 and the remaining unvested shares are all subject to the repurchase terms as of the issuance of these financial statements. Subsequent to December 31, 2017, additional restricted stock was granted.

The Company follows GAAP with regard to share-based compensation when restricted stock is issued as incentive compensation to non-employees of the Company. The fair value of the restricted stock issued by the Company was estimated at the date of the issuance by the board. The board's estimated fair value took into consideration the book value per share of the Company's outstanding stock, the price at which shares of the Company have previously been issued by the Company, the liquidation rights and other preferences to which the holders of those shares are entitled, the lack of marketability of the Company's stock and the startup nature of the Company. The board determined the fair market value of the Company's common stock at $.0001 per share and set the exercise price of the restricted stock at the same amount. Therefore no expense was recognized from the vesting of the restricted stock.

See the accompanying Independent Accountants' Review Report.

8. INCOME TAXES

The deferred tax asset of the Company includes the following components for the years ended December 31, 2017 and 2016:

Deferred tax asset:		2017		2016
Cash to accrual	$	(9,200)	$	2,900
Net operating loss carryforwards		37,100		5,100
		27,900		8,000
Valuation allowance for deferred tax asset		(27,900)		(8,000)
	$	-	$	-

At December 31, 2017, the Company has Federal and state net operating loss carryforwards of approximately $132,700 and $132,300, respectively, which will start to expire in 2036. A valuation allowance of $27,900 and $8,000 at December 31, 2017 and 2016, respectively, has been recognized to offset the deferred tax asset due to the uncertainty of realizing the benefit of the future tax deductions and loss carryforwards. Due to the recorded valuation allowance, the Company's effective tax rate differs from what would be expected if the Federal statutory rate was applied to the loss before taxes.

9. RECENT ACCOUNTING PRONOUNCEMENTS

Management is currently assessing recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.

See the accompanying Independent Accountants' Review Report.